                                                                 EXHIBIT (e)(12)


                                                            ENDORSED FILED
MILBERG WEISS BERSHAD                                      SAN MATEO COUNTY
  HYNES & LERACH LLP                                         FEB 13 2002
WILLIAM S. LERACH (68581)
DARREN J. ROBBINS (168593)                           Clerk of the Superior Court
401 B Street, Suite 1700
San Diego, CA 92101                                  By       M. MARLOWE
Telephone: 619/231-1058                                 ------------------------
619/231-7423 (fax)                                           DEPUTY CLERK

CAULEY, GELLER, BOWMAN
  & COATES, LLP
HOWARD K. COATES, JR.
JONATHAN M. STEIN
One Boca Place, Suite 421A
2255 Glades Road
Boca Raton, FL 33431
Telephone: 561/750-3000
561/750-3364 (fax)

Attorneys for Plaintiff


                   SUPERIOR COURT OF THE STATE OF CALIFORNIA

                              COUNTY OF SAN MATEO


MARK ULRICH, On Behalf of Himself       )    Case No. CIV 420661
and All Others Similarly Situated,      )
                                        )    CLASS ACTION
               Plaintiff,               )    ------------
                                        )
    vs.                                 )    COMPLAINT BASED UPON SELF-
                                        )    DEALING AND BREACH OF
RAYTEL MEDICAL CORPORATION,             )    FIDUCIARY DUTY
FRANK J. ABELLA, JR. MARY LAMPE,        )
DAVID E. WERTHEIMER, M.D., ALLAN        )
ZINBERG, GENE I. MILLER, RICHARD F.     )
BADER and DOES 1-15 inclusive,          )
                                        )
               Defendants.              )
-----------------------------------------





--------------------------------------------------------------------------------
         COMPLAINT BASED UPON SELF-DEALING AND BREACH OF FIDUCIARY DUTY

     Plaintiff, by his attorneys, alleges as follows:

                             SUMMARY OF THE ACTION

     1. This is a stockholder class action brought by plaintiff on behalf of the holders of Raytel Medical Corporation ("Raytel" or the "Company") common stock against Raytel and its directors arising out of defendants' efforts to complete the sale of Raytel to SHL Telemedicine Ltd. (the "Acquisition") at a grossly inadequate and unfair price and their efforts to provide certain insiders and directors with preferential treatment at the expense of, and which is unfair to, the public shareholders. This action seeks equitable relief only.

     2. Raytel is a provider of healthcare services, focusing on the needs of patients with cardiovascular disease. The Company provides remote cardiac monitoring and testing services utilizing transtelephonic monitoring technology. In pursuing the unlawful plan to cash out Raytel's public stockholders for grossly inadequate consideration, each of the defendants violated applicable law by directly breaching and/or aiding the other defendants' breaches of their fiduciary duties of loyalty, due care, independence, good faith and fair dealing.

     3. In fact, instead of attempting to obtain the highest price reasonably available for Raytel for its shareholders, the individual defendants spent a substantial effort tailoring the structural terms of the Acquisition to meet the specific needs of SHL Telemedicine.

     4. In essence, the proposed Acquisition is the product of a hopelessly flawed process that was designed to ensure the sale of Raytel to one buying group, and one buying group only, on terms preferential to SHL Telemedicine and to subvert the interests of plaintiff and the other public stockholders of Raytel.

                             JURISDICTION AND VENUE

     5. This Court has jurisdiction over the cause of action asserted herein pursuant to the California Constitution, Article VI, Section 10, because this case is a cause not given by statute to other trial courts.

     6. This Court has jurisdiction over Raytel because Raytel conducts business in California and is a citizen of California, as it has its principal place of business at 2755 Campus Drive, Suite 200, San Mateo, California 94403. Raytel is a citizen of California. Likewise, certain of the Individual Defendants, including defendant Bader, are citizens of California. This action is not removable.

     7. Venue is proper in this Court because the conduct at issue took place and had an effect in this County.

                                    PARTIES

     8. Plaintiff Mark Ulrich is, and at all times relevant hereto was, a shareholder of Raytel.

     9. Defendant Raytel is a corporation with its principal place of business located at 2755 Campus Drive, Suite 200, San Mateo, California 94403. Raytel is a provider of healthcare services, focusing on the needs of patients with cardiovascular disease. The Company provides remote cardiac monitoring and testing services utilizing transtelephonic monitoring technology.

     10.  Defendant Frank J. Abella, Jr. ("Abella") is a director of the
Company.

     11.  Defendant Mary Lampe ("Lampe") is a director of the Company.

     12. Defendant David E. Wertheimer, M.D. ("Wertheimer") is Senior Vice President of Heart Center Development and a director of the Company.

     13.  Defendant Allan Zinberg ("Zinberg") is a director of the Company.

     14.  Defendant Gene L. Miller ("Miller") is a director of the Company.

     15. Defendant Richard F. Bader ("Bader") is a director, Chairman and CEO of the Company.

     16. The defendants named above in Paragraphs 11-15 are sometimes collectively referred to herein as the "Individual Defendants."

     17. The true names and capacities of defendants sued herein under California Code of Civil Procedures Section 474 as Does 1 through 15, inclusive, are presently not known to plaintiff, who therefore sues these defendants by such fictitious names. Plaintiff will seek to amend this Complaint and include these Doe defendants' true names and capacities when they are ascertained. Each of the fictitiously named defendants is responsible in some manner for the conduct alleged herein and for the injuries suffered by the Class.

DEFENDANTS' FIDUCIARY DUTIES

      18. In any situation where the directors of a publicly traded corporation undertake a transaction that will result in either (i) a change in corporate control, or (ii) a break-up of the corporation's assets, the directors have an affirmative fiduciary obligation to obtain the highest value reasonably available for the corporation's shareholders, and if such transaction will result in a change of corporate control, the shareholders are entitled to receive a significant premium. To diligently comply with these duties, the directors may not take any action that:

            (a) adversely affects the value provided to the corporation's shareholders;

            (b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

            (c) contractually prohibits them from complying with their fiduciary duties;

            (d) will otherwise adversely affect their duty to search and secure the best value reasonably available under the circumstances for the corporation's shareholders; and/or

            (e) will provide the directors with preferential treatment at the expense of, or separate from, the public shareholders.

      19. In accordance with their duties of loyalty and good faith, the defendants, as directors and/or officers of Raytel, are obligated to refrain from:

            (a) participating in any transaction where the directors' or officers' loyalties are divided;

            (b) participating in any transaction where the directors or officers receive or are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

            (c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

      20. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Acquisition, violated the fiduciary duties owed to plaintiff and the other public shareholders of Raytel, including their duties of loyalty, good faith and independence, insofar as they stood on both sides of the transaction and engaged in self-dealing and obtained for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class.

     21. Because the Individual Defendants have breached their duties of loyalty, good faith and independence in connection with the Acquisition, the burden of proving the inherent or entire fairness of the Acquisition, including all aspects of its negotiation, structure, price and terms, is placed upon the Individual Defendants as a matter of law.

                            CLASS ACTION ALLEGATIONS

     22. Plaintiff brings this action on his own behalf and as a class action pursuant to California Code of Civil Procedure Section 382 on behalf of all holders of Raytel stock who are being and will be harmed by defendants' actions described below (the "Class"). Excluded from the Class are defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any defendant.

     23.  This action is properly maintainable as a class action.

     24. The Class is so numerous that joinder of all members is impracticable. According to Raytel's Securities and Exchange Commission ("SEC") filings, there were more than 2.9 million shares of Raytel common stock outstanding as of November 30, 2001.

     25. There are questions of law and fact which are common to the Class and which predominate over questions affecting any individual Class member. The common questions include, inter alia, the following:

          (a) whether defendants have breached their fiduciary duties of undivided loyalty, independence or due care with respect to plaintiff and the other members of the Class in connection with the Acquisition;

          (b) whether the Individual Defendants are engaging in self-dealing in connection with the Acquisition;

          (c) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best price reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Acquisition;

         (d) whether the individual Defendants are unjustly enriching themselves and other insiders or affiliates of Raytel;

         (e) whether defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Acquisition, including the duties of good faith, diligence, honesty and fair dealing;

         (f) whether the defendants, in bad faith and for improper motives, have impeded or erected barriers to discourage other offers for the Company or its assets; and

         (g) whether plaintiff and the other members of the Class would suffer irreparable injury were the transactions complained of herein consummated.

     26. Plaintiff's claims are typical of the claims of the other members of the Class and plaintiff does not have any interests adverse to the Class.

     27. Plaintiff is an adequate representative of the Class, has retained competent counsel experienced in litigation of this nature and will fairly and adequately protect the interests of the Class.

     28. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class which would establish incompatible standards of conduct for the party opposing the Class.

     29. Plaintiff anticipates that there will be no difficulty in the management of this litigation. A class action is superior to other available methods for the fair and efficient adjudication of this controversy.

     30. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

                     BACKGROUND TO THE PROPOSED ACQUISITION

     31. Raytel is a provider of healthcare services, focusing on the needs of patients with cardiovascular disease. The Company provides remote cardiac monitoring and testing services utilizing transtelephonic monitoring technology.

     32. Since June 2000, the Company's shares had been depressed following the execution of a search and warrant on the Company's offices and the launch of criminal investigation.

     33. On June 23, 2001, the Company issued a press release entitled, "Raytel Announces Conclusion of Government Investigation." The press release stated in part:

          Raytel Cardiac Services, Inc. (RCS), a subsidiary of Raytel Medical Corporation, announced today that it has reached agreement with the federal government which will result in the conclusion of the government's investigation of the company. RCS has pleaded guilty and has been sentenced today in U.S. District Court in Hartford, Conn. to a charge of obstructing a criminal investigation arising out of the initial investigation reported by the Company in June of 2000. In a plea agreement with the U.S. Attorney's office in Connecticut, and in a related civil settlement, the company has agreed to pay a total of $11.5 million in civil and criminal restitution over five years. Other product lines offered by RCS have not been under investigation and are not affected by this agreement. Raytel Medical Corporation will guarantee the payment owed by RCS.

          The company learned of the Government's investigation on June 23, 2000 when Government agent executed a search warrant at RCS's offices and interviewed many of its employees. The company entered into today's plea because some of its senior employees misled the agents on the day of the search regarding certain Medicare testing guidelines.

     34. Following this announcement, the Company's shares began to rise to prior levels. However, shareholders were awaiting the Company's results for the period ended December 31, 2001 before bidding the Company's shares higher.

     35. On February 8, 2002, the Company issued a press release entitled, "Raytel Medical Corporation to be Acquired by SHL Telemedicine." The press release stated in part:

          Raytel Medical Corporation (Nasdaq: RTEL), the leading U.S. provider of remote cardiac monitoring and testing and a provider of diagnostic imaging services, today announced the signing of a definitive merger agreement pursuant to which SHL Telemedicine Ltd. (SWX-SHTN or "SHL"), a developer and marketer of telemedicine devices and provider of telemedicine services, will acquire Raytel (the "Transaction"). According to the terms of the agreement, by February 21, 2002, a subsidiary of SHL will begin a tender offer for all of Raytel's outstanding shares at a price of $10.25 per share in cash, for a total of approximately $31.1 million, which represents a premium of approximately 28% over the closing price of the stock on February 7, 2002 and a premium of approximately 101% over the closing price on September 28, 2001, the last trading day prior to the filing of the Initial Schedule 13D indicating a group had submitted a preliminary proposal to the Board to purchase all of Raytel's outstanding shares. Following the completion of the tender offer, the SHL subsidiary will be merged into Raytel in a transaction in which any Raytel shares not tendered will be converted into the right to receive the same per share cash price paid in the tender offer. The Transaction is not conditioned upon financing.

          The Transaction was unanimously approved by Raytel's Board of Directors upon the unanimous recommendation of a Special Committee appointed by the

     Board. It is contingent upon, among other things, at least a majority of the outstanding shares of Raytel on a fully-diluted basis being validly tendered and not withdrawn prior to the expiration date of the offer. Directors and officers of Raytel, who own an aggregate of approximately 6.4% of the outstanding shares of Raytel common stock, have agreed to tender their shares. The Transaction is also subject to the satisfaction or waiver of customary closing conditions.

          In connection with the Transaction, Raytel's Special Committee received a fairness opinion with respect to the proposed Transaction from Houlihan Lokey Howard & Zukin Capital, which the Special Committee had engaged as its financial advisor to assist it in its review and evaluation of strategic alternatives, stating that the consideration to be received by Raytel's shareholders in the Transaction is fair from a financial point of view to such shareholders. CIBC World Markets Corp. served as SHL's financial advisors for this Transaction.

          Gene Miller, Chairman of the Special Committee, commented, "Raytel has been considering its strategic alternatives over the past several months in an attempt to maximize shareholder value. After a fair process designed to maximize shareholder value and after careful consideration, we have chosen SHL as a partner. We believe that the consideration received from SHL, which is not subject to financing, will provide a superior value to our shareholders."

          Richard Bader, Chairman and Chief Executive Officer of Raytel, added, "I believe that the Transaction will well serve the employees of Raytel and its operating subsidiaries and that SHL's resources will strengthen the Company's ability to expand its operations and serve its customers."

                                  SELF-DEALING

     36. The self-dealing, conflicts of interest and conduct harmful to the interests of the shareholders result from at least the following:

          (a) The $10.25 per share price offered to the public shareholders is inadequate; and

          (b) The realizable value from growth and a recovery of the Company's historic performance is far in excess of $10.25 per share. The $10.25 per share price does not reflect this fact nor the fact that the offer is a substantial discount to where Raytel stock would have traded had the defendants not agreed to the Acquisition until after the disclosure of the Company's results for the period ended December 31, 2001.

     37. THE ACQUISITION IS DESIGNED TO ESSENTIALLY FREEZE RAYTEL'S PUBLIC STOCKHOLDERS OUT OF A LARGE PORTION OF THE VALUABLE ASSETS WHICH HAVE PRODUCED, AND DEFENDANTS EXPECT WILL CONTINUE TO PRODUCE, SUBSTANTIAL REVENUE AND EARNINGS, and these assets are being sold for grossly inadequate consideration to SHL Telemedicine.

     38. If the Acquisition is consummated, plaintiff and the other members of the Class will no longer own shares in a "growth" company or benefit from the revelations of the December 31, 2001 results which defendants concealed, but rather will be cashed out of their Raytel stock for just $10.25 per share.

     39. The Individual Defendants are obligated to maximize the value of Raytel to the shareholders. The Class members are being deprived of their right to a fair and unbiased process to sell the Company and the opportunity to obtain maximum value and terms for their interests, without preferential treatment to the insiders.

     40. By reason of their positions with Raytel, the Individual Defendants are in possession of non-public information concerning the financial condition and prospects of Raytel, and especially the true value and expected increased future value of Raytel and its assets, which they have not disclosed to Raytel's public stockholders. Moreover, despite their duty to maximize shareholder value, the defendants have clear and material conflicts of interest and are acting to better their own interests at the expense of Raytel's public shareholders.

     41. The proposed sale is wrongful, unfair and harmful to Raytel's public stockholders, and represents an effort by defendants to aggrandize their own financial position and interests at the expense of and to the detriment of Class members. The Acquisition is an attempt to deny plaintiff and the other members of the Class their right to share proportionately in the true value of Raytel's valuable assets, and future growth in profits and earnings, while usurping the same for the benefit of SHL Telemedicine on unfair and inadequate terms.

     42. As a result of defendants' unlawful actions, plaintiff and the other members of the Class will be damaged in that they will not receive their fair portion of the value of Raytel's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company.

     43. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

     o Undertake an appropriate evaluation of Raytel's worth as an acquisition candidate.

     - Withdraw their consent to the sale of SHL Telemedicine and allow the shares to trade freely -- without impediments.

     - Act independently so that the interests of Raytel's public stockholders will be protected, including but not limited to, the retention of truly independent advisors and/or the appointment of a truly independent Special Committee.

     - Adequately ensure that no conflicts of interest exist between defendants' own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Raytel's public stockholders.

     44. The Individual Defendants have also approved the Acquisition so that it transfers 100% of Raytel's revenues and profits to SHL Telemedicine, thus all of Raytel's operation will now accrue to the benefit of SHL Telemedicine. By contrast, plaintiff and the Class will be frozen out of all of these revenues, earnings and profits.

                                CAUSE OF ACTION

                     CLAIM FOR BREACH OF FIDUCIARY DUTIES

     45.  Plaintiff repeats and realleges each allegation set forth herein.

     46. The defendants have violated fiduciary duties of care, loyalty, candor and independence owed to the public shareholders of Raytel and have acted to put their personal interests ahead of the interests of Raytel shareholders.

     47. By the acts, transactions and courses of conduct alleged herein, defendants, individually and acting as a part of a common plan, are attempting to unfairly deprive plaintiff and other members of the Class of the true value of their investment in Raytel.

     48. The Individual Defendants have violated their fiduciary duties by entering into a transaction with SHL Telemedicine without regard to the fairness of the transaction to Raytel shareholders. Defendant Raytel directly breached and/or aided and abetted the other defendants' breaches of fiduciary duties owed to plaintiff and the other holders of Raytel stock.

     49. As demonstrated by the allegations above, the Individual Defendants failed to exercise the care required, and breached their duties of loyalty, good faith, candor and independence owed to the shareholders of Raytel because, among other reasons:

          (a) they failed to take steps to maximize the value of Raytel to its public shareholders and they took steps to avoid competitive bidding, to cap the price of Raytel stock and to give SHL Telemedicine an unfair advantage, by, among other things, failing to solicit other potential acquirors or alternative transactions;

          (b)  they failed to properly value Raytel; and

          (c) they ignored or did not protect against the numerous conflicts of interest resulting from their own interrelationships or connection with the Acquisition.

     50. Because the Individual Defendants dominate and control the business and corporate affairs of Raytel, and are in possession of private corporate information concerning Raytel's assets (including the Company's December 31, 2001 financial results which defendants have concealed), business and future prospects, there exists an imbalance and disparity of knowledge and economic power between them and the public shareholders of Raytel which makes it inherently unfair for them to pursue any proposed transaction wherein they will reap disproportionate benefits to the exclusion of maximizing stockholder value.

     51. By reason of the foregoing acts, practices and course of conduct, the defendants have failed to exercise ordinary care and diligence in the exercise of their fiduciary obligations toward plaintiff and the other members of the Class.

     52. As a result of the actions of defendants, plaintiff and the Class will suffer irreparable injury in that they have not and will not receive their fair portion of the value of Raytel's assets and businesses and have been and will be prevented from obtaining a fair price for their common stock.

     53. Unless enjoined by this Court, the defendants will continue to breach their fiduciary duties owned to plaintiff and the Class, and may consummate the proposed Acquisition which will exclude the Class from its fair share of Raytel's valuable assets and businesses, and/or benefit them in the unfair manner complained of herein, all to the irreparable harm of the Class, as aforesaid.

     54. Defendants are engaging in self-dealing, are not acting in good faith toward plaintiff and the other members of the Class, and have breached and are breaching their fiduciary duties to the members of the Class.

     55. As a result of the defendants' unlawful actions, plaintiff and the other members of the Class will be irreparably harmed in that they will not receive their fair portion of the value of Raytel's assets and business and will be prevented from obtaining the real value of their equity ownership of the Company. Unless the proposed Acquisition is enjoined by the Court, defendants will continue to breach their fiduciary duties owed to plaintiff and the members of the Class, will not engage in arm's-length negotiations on the Acquisition terms, and will not supply to Raytel's minority stockholders sufficient information to enable them to cast informed votes on the proposed Acquisition and may consummate the proposed Acquisition, all to the irreparable harm of the members of the Class.

     56. Plaintiff and the members of the Class have no adequate remedy at law. Only through the exercise of this Court's equitable powers can plaintiff and the Class be fully protected from the immediate and irreparable injury which defendant's actions threaten to inflict.


                               PRAYER FOR RELIEF

     WHEREFORE, plaintiff demands preliminary and permanent injunctive relief in his favor and in favor of the Class and against defendants as follows:

     A.   Declaring that this action is properly maintainable as a class action;

     B. Declaring and decreeing that the Acquisition agreement was entered into in breach of the fiduciary duties of the defendants and is therefore unlawful and unenforceable;

     C. Enjoining defendants, their agents, counsel, employees and all persons acting in concert with them from consummating the Acquisition, unless and until the Company adopts an implements a procedure or process to obtain the highest possible price for shareholders;

     D. Directing the Individual Defendants to exercise their fiduciary duties to obtain a transaction which is in the best interests of Raytel's shareholders until the process for the sale or auction of the Company is completed and the highest possible price is obtained;

     E. Rescinding to the extent already implemented, the Acquisition or any of the terms thereof;

     F. Imposition of a constructive trust, in favor of plaintiff, upon any benefits improperly received by defendants as a result of their wrongful conduct;

     G. Awarding plaintiff the costs and disbursements of this action, including reasonable attorneys' and experts' fees; and

     H. Granting such other and further equitable relief as this Court may deem just and proper.

DATED: FEBRUARY 13, 2002                MILBERG WEISS BERSHAD
                                          HYNES & LERACH LLP
                                        WILLIAM S. LERACH
                                        DARREN J. ROBBINS


                                        /s/ DARREN J. ROBBINS
                                        -----------------------------
                                              DARREN J. ROBBINS

                                        401 B Street, Suite 1700
                                        San Diego, CA 92101
                                        Telephone: 619/231-1058
                                        619/231-7423 (fax)

                                        CAULEY, GELLER, BOWMAN
                                          & COATES, LLP
                                        HOWARD K. COATES, JR.
                                        JONATHAN M. STEIN
                                        One Boca Place, Suite 421A
                                        2255 Glades Road
                                        Boca Raton, FL 33431
                                        Telephone: 561/750-3000
                                        561/750-3364 (fax)

                                        Attorneys for Plaintiff